PLS CPA, A PROFESSIONAL CORP.

 4725 MERCURY STREET #210  SAN DIEGO  CALIFORNIA 92111

 TELEPHONE (858)722-5953  FAX (858) 761-0341  FAX (858) 433-2979

 E-MAIL changgpark@gmail.com 

February 22, 2013

To Whom It May Concern:

We hereby consent to the use in this Registration Statement on Form S-1 Amendment 3 of our report dated August 22, 2012, relating to the financial position of Oconn Industries Corp. as of July 31, 2012 and 2011, the result of its operations and its cash flows for the years ended July 31, 2012 and 2011, and the period from October 26, 2010 (inception) to July 31, 2012 of Oconn Industries Corp., which appears in such Registration Statement. We also consent to the references to us under the headings “Experts” in such Registration Statement.

Very truly yours,

/s/PLS CPA

____________________________

     PLS CPA, A Professional Corp.

     San Diego, CA 92111